1(202) 551-1840

brandonbortner@paulhastings.com

June 30, 2023

Michael Volley

Amit Pande

John Stickel

John Dana Brown

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Marblegate Capital Corp

Draft Registration Statement on Form S-4

Submitted February 14, 2023

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and John Dana Brown:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 13, 2023, regarding the Company’s Draft Registration Statement on Form S-4 confidentially submitted to the Commission on February 14, 2023 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Registration Statement.

The audited December 31, 2021 and 2020 financial statements of DePalma Acquisition II LLC (DePalma II) distributed to you on February 14, 2023 are being withdrawn. These financial statements including the audit opinion should not be used or relied upon.

The reasons for withdrawing the 2021 financial statements are explained in Note 2 to DePalma II’s December 31, 2022 and 2021 (Restated) financial statements included in the Registration Statement.. For these same reasons the December 31, 2020 audited financial statements are being withdrawn but will not be restated or reissued.

Draft Registration Statement on Form S-4

General

1.

Please provide information and an analysis under Section 3 of the Investment Company Act of 1940 (the “Company Act”) with respect to whether the Company is an investment company within the meaning of the Act. As part of your response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are “investment securities” for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company’s total assets that are “investment securities.” Please note that we may refer your response to the Division of Investment Management for further review.

June 30, 2023

Response:

The Company respectfully submits that it is not, and upon consummation of the “Business Combination” as described in the Registration Statement, it would not be, an investment company within the meaning of Section 3(a) of the Company Act.1

Section 3(a) and Section 3(b) Analysis

The Company is not and does not hold itself out as being engaged, or proposing to engage, primarily in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the Company Act. The Company, through its subsidiaries, holds itself out as, and is primarily engaged, in the business of acquiring notes evidencing loans, and making loans, to parties for the purpose of facilitating their purchase of taxicab medallions.

The Company is also not an investment company under Section 3(a)(1)(B) (a “face-amount certificate company”) because it is not engaged, and does not propose to engage, in the business of issuing face-amount certificates of the installment type and does not have any such certificate outstanding.

Regardless of the results of the calculations concerning the Company’s total assets for purposes of determining whether it could be an investment company under the 40% “investment securities” test of Section 3(a)(1)(C), the Company is not and would not be an investment company as defined under the Company Act because of the exception provided under Section 3(b)(1) of the Company Act. Section 3(b)(1) provides an exception from that 40% test for an issuer “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” The Section 3(b)(1) exception is qualitative in nature and requires an analysis of a company’s primary business activities to determine whether a company is an investment company.

The Company Act does not define what it means to be “primarily engaged” in the business of trading and investing in securities, but over the years the Commission and the courts have developed a five-factor test to determine a company’s primary engagement.2 These five factors, which are often referred to as the “Tonopah factors,” are briefly addressed below:

1. The Company’s History. The Company’s (and its predecessor’s and subsidiaries’) history is focused on the taxicab medallion financing business. Any material assets of the Company that might be considered securities are strictly related to direct or indirect interests in taxicab medallion loans, taxicab medallions themselves or ancillary activities such as taxicab leasing and operations. Over its history, the Company has acquired only three portfolios of taxicab medallion loans and does not engage in the trading of those loans.

2. The Way the Company Presents Itself to the Public. The Company presents itself to the public primarily as a company engaged in the business of owning and financing taxicab medallions. The Company does not believe that its disclosures in any way suggest that trading and investing in securities is a primary Company activity.

[1]

This discussion of the Company’s status under the Company Act addresses its status after giving effect to the Business Combination and does not address the status of MAC before the Business Combination occurs.

[2]	See In re Tonopah Mining Co. (26 S.E.C. 426 (1947)).

June 30, 2023

3. The Activities of the Company’s Officers and Directors. The Company’s management, after giving effect to the Business Combination, will be primarily involved in taxicab medallion financing, and related taxicab operations. None of its employees is or will be devoted to managing any investment securities held by the Company. Rather, the Company’s management will be devoted to maximizing the performance of the loans and protecting the value of the underlying medallion collateral. Further, the Company does not believe that the taxicab medallion loans it holds should be regarded as securities under the legal analysis set forth by the decision in Reves v. Ernst & Young (494 U.S. 56 (1990)).

4. The Nature of the Company’s Present Assets. As noted above, substantially all of Company’s assets will be related to financing taxicab medallion loans and, to a lesser extent, taxicab medallions, taxicab leasing and operations.

5. The Source of the Company’s Present Income. The fifth Tonopah factor looks at the Company’s present income, as well as at the Company’s expenditures to produce that income. As with the other factors, the application of this factor clearly supports a determination that the Company is not an investment company. Substantially all of the Company’s income is and will be the product of capital appreciation and investment income earned as a result of restructuring, collecting payments from and enforcing remedies on taxicab medallion loans, in addition to realizing leasing income and capital gains from its ownership of physical taxicab medallions, the substantial majority of which are owned as a result of its enforcement of rights under original taxicab medallion loans. No investor would reasonably invest in the Company to seek exposure to the returns on trading an investment securities portfolio instead of the returns from its loans used to finance taxicab medallions.

Based on the foregoing, all of the Tonopah factors clearly support the conclusion that the Company is not an investment company. As a result, the exemption from the definition of the term investment company contained in Section 3(b)(1) of the Company Act is clearly available to the Company. Regardless of whether Section 3(b)(1) is available, the Company believes that it falls within the exclusions from the definition of an investment company provided by Section 3(c)(5)(A) and Section 3(c)(5)(B) of the Company Act for the reasons discussed in detail below.

Section 3(c)(5) Analysis

Because the Company is primarily engaged, through its subsidiaries, in the business of acquiring notes evidencing loans, and making loans, to parties for purposes of facilitating their purchase of taxicab medallions, the Company falls within the exceptions from the definition of an investment company provided by Section 3(c)(5)(A) and Section 3(c)(5)(B) of the Company Act.

The Company has concluded that it satisfies the requirements of Section 3(c)(5)(A) because it is primarily engaged in the non-investment company business of acquiring notes representing all or part of the sales price of merchandise or services in the form of taxicab medallions. Similarly, the Company satisfies the requirements of Section 3(c)(5)(B) because it is primarily engaged in the non-investment company business of making loans to prospective purchasers of merchandise or services also in the form of taxicab medallions. Taxicab medallions either constitute “services” because they are used to provide for-hire transportation or they constitute “merchandise” because they represent intangible property with a license to provide a service or tangible property in the form of a physical medallion attached to the taxicab. Fundamentally, the loans represent a form of commercial finance extended to purchasers of medallions used to operate taxicabs. Thus, the associated loans would qualify under Sections 3(c)(5)(A) and (B).

June 30, 2023

In order to provide a more detailed analysis of these exclusions, it is important to note that Section 3(c)(5) of the Company Act excludes the following from the definition of “investment company”:

Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services . . . .

The Company is “not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates.” Moreover, as discussed in detail below, the Company respectfully submits that it meets the requirements of Section 3(c)(5)(A) because it is (1) primarily engaged in (2) purchasing or otherwise acquiring notes (3) representing part or all of the sales prices of merchandise or services, and meets the requirements of Section 3(c)(5)(B) because it is (1) primarily engaged in (2) making loans to prospective purchasers of (3) specified merchandise or services.

Although Section 3(c)(5)(A), which requires that a company acquire notes related to the sales price of merchandise and services, differs somewhat from Section 3(c)(5)(B), which contemplates loans made directly to buyers and sellers of merchandise and services, the Staff has generally interpreted Sections 3(c)(5)(A) and (B) interchangeably.3 Thus, although some of the guidance cited below more directly applies to only one of these two clauses of Section 3(c)(5), the Company treats guidance under each provision as generally applicable to both.

Based on the foregoing interpretive guidance, the Company has applied the exclusions in Sections 3(c)(5)(A) and 3(c)(5)(B) as outlined below.

A. Section 3(c)(5)(A)

The staff of the Commission’s Division of Investment Management (the “IM Staff”) has emphasized in a no-action letter that the appropriate test under Section 3(c)(5)(A) is not whether a company is engaged in “sales financing,” but whether there is a direct nexus between the obligation being purchased and the sale of specific merchandise, insurance or services.4 As articulated in the IM Staff’s no-action letter addressing Section 3(c)(5)(A), “a company not engaged in a traditional form of factoring or sales financing, but otherwise falling within the terms of Section 3(c)(5)(A), may be excluded from the definition of ‘investment company’ by the Section.”5 In general, the IM Staff has conditioned reliance on Section 3(c)(5)(A) not on the nature of the obligations but rather on the strength of the connection between the obligations held by the issuer and the subject merchandise, services, or equipment.6 The Company believes that the predominant portion of its assets has a strong and clear connection to financing of services and merchandise as specified by the statute cited above and guidance by the IM Staff.

[3]	See New England Education Loan Marketing Corp., SEC No-Action Letter (pub. avail. May 22, 1998) (“Nellie Mae”) (providing relief under Section 3(c)(5)(A) and (B) without distinguishing between them).
[4]	See Nellie Mae.
[5]	See Royalty Pharma, SEC No Action Letter (Aug. 13, 2010).
[6]	See, e.g., Econo Lodges of Am., SEC No-Action Letter (Dec. 22, 1989) (“Econo Lodges”).

June 30, 2023

As explained in more detail below, the Company believes that it meets the requirements of Section 3(c)(5)(A) because it is (1) primarily engaged (2) in purchasing or otherwise acquiring notes (3) representing part or all of the sales price of merchandise or services.

1. Primarily Engaged

Section 3(c)(5)(A) requires an issuer to be “primarily engaged” in purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations that represent part or all of the sales price of merchandise, insurance, and services. Generally, the Staff has provided no-action assurances under Section 3(c)(5)(A) where, among other things, an issuer establishes that at least 55% of the value of its total assets is invested in notes, open accounts receivable or other obligations representing part or all of the sales price of merchandise and services.7 As of the date hereof, the loans used to purchase taxicab medallions and held by the Company make up more than 55% of the value of the Company’s total assets on a consolidated basis. Therefore, the Company has concluded that it satisfies the “primarily engaged” requirement.

2. Acquiring Notes

Section 3(c)(5)(A) requires that a company purchase or otherwise acquire notes or other obligations. The Company acquires the taxicab medallion loans by purchasing those loans from other lenders, restructuring or refinancing those acquired loans or originating new loans.8 Thus, the Company has concluded that it satisfies the requirement of Section 3(c)(5)(A) that it purchase or otherwise acquire notes or other obligations.

3. Representing Part or All of the Sales Price of Merchandise and Services

To fall within the Section 3(c)(5)(A) exception, the notes acquired by the Company must represent “part or all of the sales price of merchandise, insurance, and services.” This requirement is met with respect to loans originated or acquired by the Company because the loan obligations were incurred specifically and exclusively for the purpose of purchasing taxicab medallions.

[7]

See, e.g., B.C. Ziegler and Company, SEC No-Action Letter (pub. avail. Sept. 11, 1991) (noting in fn. 3 that “[t]he staff has granted no-action relief under Section 3(c)(5)(A) where a company invested at least 55% of its assets in notes, open accounts receivable or other obligations representing part or all of the sales price of merchandise”); Econo Lodges. Such an interpretation is consistent with the Staff’s view in other contexts of the threshold level of activity an entity must meet to be “primarily engaged” in a business.

[8]

We believe that loan origination is a form of “acquiring notes” consistent with the plain text of Section 3(c)(5)(A). This view is consistent with recent IM Staff’s positions. See Hannon Armstrong Sustainable Infrastructure Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 29, 2016); New England Education Loan Marketing Corp., SEC No-Action Letter (pub. avail. May 22, 1998).

June 30, 2023

B. Section 3(c)(5)(B)

The Company respectfully submits that it meets the requirements of Section 3(c)(5)(B) because it is (1) primarily engaged (2) in making loans to manufacturers, wholesalers, retailers, and prospective purchasers of (3) specified merchandise or services.

1. Primarily Engaged

Section 3(c)(5)(B) requires an issuer to be “primarily engaged” in making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. Although the IM Staff has not specified a test for whether a company is “primarily engaged” in making loans for purposes of Section 3(c)(5)(B), the IM Staff has, as noted above, provided no-action assurances under Section 3(c)(5)(A) where an issuer establishes that at least 55% of the value of its assets is held in Section 3(c)(5)(A) qualifying assets. Based on this guidance, the Company has concluded that it satisfies the “primarily engaged” requirement of Section 3(c)(5)(B) because the taxicab medallion loans it has acquired or originated currently make up more than 55% of the value of its assets eligible under Sections 3(c)(5)(A) and 3(c)(5)(B) when viewed on a combined basis.9

2. Making Loans to Manufacturers, Wholesalers, Retailers, and Prospective Purchasers

Section 3(c)(5)(B) requires that a company make loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services. As discussed above, the Company will make (and acquire) loans to parties who are purchasers of taxicab medallions.

3. Of Specified Merchandise and Services

To fall within the Section 3(c)(5)(B) exception, the loans must be made to manufacturers, wholesalers, and retailers of, and to prospective purchasers of “specified merchandise [and] services.” As discussed above with respect to Section 3(c)(5)(A), this requirement is met because the loans were made for the express purpose of purchasing taxicab medallions. Further, those taxicab medallions also serve as the primary collateral for the loan obligations.

The Company respectfully advises the Staff that, in light of the fact that the Company believes that it (i) is not an investment company within the meaning of Section 3(a)(1), (ii) falls under the exception from the definition of an investment company provided under Section 3(b)(1), and (iii) also falls within the exclusions from the definition of an investment company provided by Section 3(c)(5)(A) and Section 3(c)(5)(B) of the Company Act, the Company has not included in this response an assessment as to whether each category of the Company’s assets constitutes an “investment security” for purposes of the Company Act.

For the reasons discussed above, the Company respectfully submits that it is not required to register or otherwise be characterized as an investment company for purposes of Section 3 of the Company Act.

[9]

Further, the Company does not, and will not, hold a material amount of securities or other types of loans. Other direct and indirect assets would include taxicab medallions held for purposes of sale through financing transactions in order to originate additional loans.

June 30, 2023

2.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:

The Company has revised its disclosure on pages 16, 40, 95, and 146 in response to the Staff’s comment.

Selected Definitions, page 2

3.	Consistent with your disclosure on page 111, please clarify here and where appropriate throughout that the Special Committee is comprised of a sole member.

Response:

The Company has revised its disclosure on page 5 in response to the Staff’s comment.

Did the MAC Board or the Special Committee obtain a third-party valuation or fairness opinion in determining whether or not to proceed, page 11

4.

We note your disclosure here and on page 116 that the consideration to be paid for the DePalma Companies in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to MAC. Please include cautionary language noting that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that Huron’s opinion only addressed fairness to MAC, as if the consideration in the transaction will be paid directly by MAC, and not to shareholders or a group of shareholders of MAC, individually or in the aggregate. MAC believes that this approach is customary and appropriate for such opinions in stock-for-stock deals. Please see, for example, the following opinions for recent stock- for-stock transactions:

•

The Opinion of Goldman Sachs & Co. LLC, dated May 4, 2021, to the Board of Trustees of Equity Commonwealth in Equity Commonwealth’s proposed acquisition of Monmouth Real Estate Investment Corporation (available at https://www.sec.gov/Archives/edgar/data/803649/000114036121025516/nt10026422x5_424b3.htm#tANB ).

•

The Opinions of Piper Sandler & Co. and Goldman Sachs & Co. LLC, dated April 24, 2021, to the Board of Directors of New York Community Bancorp, Inc. in New York Community Bancorp’s proposed acquisition of Flagstar Bancorp, Inc. (available at https://www.sec.gov/Archives/edgar/data/1033012/000119312521200556/d125734ddefm14a.htm ).

June 30, 2023

•

The Opinion of Guggenheim Securities, LLC, dated April 20, 2021, to the Board of Directors of The Middleby Corporation in The Middleby Corporation’s proposed acquisition of Welbilt, Inc. (available at https://www.sec.gov/Archives/edgar/data/769520/000119312521194072/d223342d424b3.htm#rom223342_156 ).

•

The Opinion of Moelis & Company LLC, dated February 7, 2021, to the Board of Directors of Gores Holdings VI, Inc. in Gores Holdings VI, Inc.’s proposed acquisition of Matterport, Inc. (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1819394/000119312521177351/d101627ds4a.htm#rom101627_59 ).

In addition, the Company respectfully advises the Staff that there is already cautionary language on page 131 that Huron expressed no view or opinion as to “the fairness of the Business Combination or any other term or aspect of the Business Combination to, or any consideration to be received in connection therewith by, or the impact of the Business Combination on, the holders of any class of securities, creditors or other constituencies of MAC or any other party.”

Do I have redemption rights?, page 12

5.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that the initial stockholders agreed to waive their redemption rights pursuant to a letter agreement that the initial stockholders entered into in connection with MAC’s initial public offering. The provisions relating to the waiver of redemption rights in the original letter agreement have not been amended in connection with the Business Combination. It was a condition to their investment and no consideration was received. As such, the Company has revised the disclosure on page 13 in response to the Staff’s comment.

What shall be the relative equity stakes of the Public Stockholders and the DePalma security holders in New MAC, page 15

6.	We note that your tables on page 16 and 17 disclose the ownership interests in a no redemption scenario and in a max redemption scenario. Please revise to also include an interim redemption scenario.

Response:

The Company has revised its disclosure on pages 16, 17, 40, 41, 146, 147, and 157 in response to the Staff’s comment.

June 30, 2023

Who will be the officers and directors of New MAC if the Business Combination is consummated?, page 17

7.

Consistent with your disclosure on page 30, please disclose here or in a separate Q&A that New MAC will enter into an agreement at the Closing with the Manager pursuant to which the Manager will provide certain management services to New MAC in exchange for a management fee.

Response:

The Company has revised its disclosure on page 19, in response to the Staff’s comment.

What vote is required to approve the proposals presented at the Special Meeting?, page 18

8.

Please revise to discuss here and on page 105 what percentage of public shareholders need to vote in favor of the Business Combination Proposal in order to approve the proposal. In that regard we note that your Sponsor, directors and officers have agreed to vote any Common Stock owned by them in favor of the proposal.

Response:

The Company has revised its disclosure on pages 20, 44 and 116 in response to the Staff’s comment.

The Parties to the Business Combination, page 24

9.

Please clarify what it means that you own medallions indirectly and discuss the circumstances in which you have the right to acquire a medallion. Please also briefly outline here or elsewhere the TLC ownership transfer approval process, how long the process typically takes, any risks involved for approval not being provided, and how you determined you have the legal right to ownership prior to such approval. Further, disclose what number of the 1,070 NYC medallions are directly owned and what number are not directly owned.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 25 and 56 in response to the Staff’s comment. The Company respectfully advises the Staff that medallions owned “indirectly” refer to medallions that have been acquired by DePalma II pursuant to a UCC disposition (e.g., public action or surrender), but which have yet to complete the formal TLC ownership transfer approval process. Following a UCC disposition, the rights to these medallions are assigned from being loan collateral in DePalma I to being an owned medallion in DePalma II. While these medallions are owned “directly” by DePalma II, they are “unregistered”, or “indirectly” owned, because they have not yet completed the TLC ownership transfer approval process.

June 30, 2023

10.

Consistent with your disclosure on page 52, please disclose here that in many instances with loans in your portfolio, you do not expect to recover on the full amount of such a loan because you acquired the loans at a meaningful discount to its unpaid principal balance through your historical portfolio acquisitions.

Response:

The Company has revised its disclosure on page 25 in response to the Staff’s comment.

Consideration, page 25

11.

Please provide an illustrative example of the aggregate merger consideration, including each material component, and an example of how the per share consideration will be calculated so that investors can better understand the formula as outlined.

Response:

The Company has revised its disclosure on pages 28 and 148 in response to the Staff’s comment.

Organizational Structure, page 28

12.

Please revise the ownership diagrams to clearly show the ownership interest percentage for each entity or group and the type of security conferring such ownership. Separately show voting and economic interests if these percentages are different for a given group or entity.

Response:

The Company has revised its disclosure on pages 31, 32, 145, and 146 in response to the Staff’s comment.

13.

Please revise your “Prior to the Business Combination” organizational diagrams to more clearly show that DePalma II owns a percentage of Septuagint, as opposed to Septuagint owning a percentage of DePalma II. For example, move the Septuagint box below DePalma II.

Response:

The Company has revised its disclosure on pages 31 and 145 in response to the Staff’s comment.

Following the Business Combination, page 29

14.

Please update the diagram to include the percentage of voting power that MAC’s current public shareholders will have following the business combination, as well as the percentage of voting power for each of the other groups of shareholders.

June 30, 2023

Response:

The Company has revised its disclosure on pages 32 and 146 in response to the Staff’s comment.

Management Services Agreement, page 30

15.

Consistent with your disclosure on page 151, please briefly disclose here the management services that the Manager will provide following the Business Combination, as well as the management fee with which it will be provided. Further disclose that the Manager may also earn an incentive fee based on the financial performance of New MAC pursuant to a separate agreement to be entered into by New MAC and the Manager, and discuss when you anticipate the New MAC Board will seek approval for such separate agreement.

Response:

The Company has revised its disclosure on page 33 in response to the Staff’s comment.

Risk Factors, page 51

16.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Also expand your disclosure on page 211 to describe the method of such notification.

Response:

Material risks to public warrant holders. The Company has revised its disclosure on page 100 in response to the Staff’s comment.

Steps, if any, the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. In response to the Staff’s comment, the Company has supplemented its disclosure on page 237 of the Registration Statement to explain the steps the Company will take to notify shareholders regarding when warrants become eligible for redemption.

Under the MRP+, a “loan enhancement administrator” is required to release funds from the Reserve Fund, page 55

17.

We note that the body of this risk factor only discusses part of the heading. Please expand the risk factor to discuss the risk if the Reserve Fund is depleted without the City of New York making further appropriations to restore it, and how your operations and loan portfolio may be impacted.

Response:

The Company has revised its disclosure on page 59 in response to the Staff’s comment.

June 30, 2023

Increases in fuel, food, labor, energy, and other costs due to inflation and other factors could adversely affect our operating results, page 56

18.

We note your risk factor indicating that inflation could affect your operating results. Please update this risk factor if recent inflationary pressures have materially impacted your operations, and identify how your business has been affected.

Response:

The Company respectfully acknowledges the Staff’s comment, and confirms there has been no material impact on the business as a result of inflation.

Decreases or increases in prevailing interest rates could adversely affect our business, our cost of capital and our net interest income, page 59

19.

Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether increased borrowing costs have impacted your borrowers’ ability to make timely payments.

Response:

The Company has revised its disclosure on page 64 in response to the Staff’s comment.

The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 75

20.

We note that your risk factor discusses the additional costs you could incur associated with resolving such action in other jurisdictions. Please also describe the risk that the choice of forum provision may increase the costs for shareholders to bring a claim.

Response:

The Company has revised its disclosure on page 81 in response to the Staff’s comment.

Resales of the shares of our securities could depress the market price of our securities, page 82

21.	Please revise this risk factor to clarify, if true, that it is referring to the registration rights agreement.

Response:

The Company has revised its disclosure on page 89 in response to the Staff’s comment.

June 30, 2023

MAC’s directors, executive officers, advisors or their affiliates may take actions, which may influence the vote on the Business Combination, page 85

22.

We note the statement that at any time prior to the Special Meeting during which they are not aware of any non-material public information about MAC or its securities, MAC’s directors, executive officers, advisors or their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. Please provide us your analysis as to how such potential purchases would comply with Rule 14e-5.

Response:

The Company informs the Staff that no repurchases, if any, will be made by a “covered person” (as defined in Rule 14e-5) prior to the redemption deadline at a price in excess of the applicable redemption price. The Company believes that this interpretation of Rule 14e-5 is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions. It is the Company’s belief that limiting the scope of Rule 14e-5 to purchases or arrangements to purchase (as defined therein) made at a price in excess of the redemption price is consistent with the investor protection purposes of Rule 14e-5 in the context of SPAC redemptions.

Notwithstanding the prior statement, the Company affirms that MAC’s directors, executive officers, advisors or their respective affiliates have no current intention to purchase shares and/or warrants from investors or enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal.

The Background of the Business Combination, page 107

23.

Please clarify whether any persons responsible for negotiating the agreements on behalf of MAC or DePalma are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

Response:

The Company has revised its disclosure on page 124 in response to the Staff’s comment. No direct negotiators will be accepting a position at the Company, but all transaction terms were approved by Andrew Milgram, MAC’s CEO, who will be serving as CEO of the Company.

24.

We note your disclosure on page 13 that the Sponsor and the officers and directors of MAC have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after the IPO in connection with the completion of MAC’s business combination. Please disclose the negotiation of any arrangements whereby any shareholder agreed to waive its redemption rights.

Response:

The Company has revised its disclosure on page 122 in response to the Staff’s comment.

June 30, 2023

Description of negotiation process with DePalma, page 109

25.	We note your disclosure that the October 21, 2022 meeting was attended by representatives of EGS. Please clarify who is EGS.

Response:

The Company has revised its disclosure on page 120 in response to the Staff’s comment.

26.

We note your disclosure that between November and January 2022, representatives of MAC engaged in multiple calls with DePalma and the various advisors to discuss a potential business combination between DePalma and MAC. Please clarify that the calls were between November 2022 and January 2023, and also identify the various advisors that were involved in the discussions.

Response:

The Company has revised its disclosure on page 122 in response to the Staff’s comment.

27.

We note your disclosure here that in the two years prior to its engagement, neither MAC nor DePalma received services from Huron for which Huron received compensation. Consistent with your disclosure on page 125, please disclose that in the two years preceding the date of Huron’s opinion, Huron was engaged to provide due diligence services to a portfolio company of MAM, and Huron received compensation for such services during such period. Please also disclose the amount of such prior compensation.

Response:

The Company has revised its disclosure on page 122 in response to the Staff’s comment.

Description of the Business Combination, page 144

28.	Please revise to clearly describe each transaction that will occur during the Reorganization.

Response:

The Company has revised its disclosure on page 159 in response to the Staff’s comment.

Information About DePalma, page 158

29.

Noting the impact of the value of taxi medallions on your financial results, please revise to provide information about the market to buy and sell taxi medallions. For example, describe the type and number of markets available (e.g. – public, over-the-counter, etc.), provide relevant information about medallion auctions, discuss the volatility in medallion prices including disclosing the high and low prices observed during each period presented and the price at each period end, etc.

June 30, 2023

Response:

The Company has revised its disclosure on page 176 in response to the Staff’s comment.

30.

We note disclosure here and throughout your filing about your dedicated taxicab fleet of 142 taxicabs managed by Septuagint Solutions, LLC. Please revise to clarify if these taxicabs are owned and controlled by DePalma and, if so, please tell us where they are recognized in the DePalma financial statements.

Response:

DePalma II enters into Medallion Owner Lease Agreements with Septuagint, whereby DePalma II leases medallions it owns (the “Medallions”) to Septuagint (the “Lease Agreements”). Pursuant to the Lease Agreements, Septuagint is granted the exclusive right to operate or sublease the Medallions and related taxicab vehicles (the “Vehicles”) owned by DePalma II. The monthly rental payments for the leases of the Medallions are $1,500 per medallion. Septuagint is separately obligated to pay for the Vehicles under various guaranty agreements, pursuant to which it guaranteed the promissory notes executed by the mini-LLCs, as borrower, in favor of DePalma II, as lender, in connection with the purchase of the Vehicles by the mini-LLCs funded by DePalma II, which accrues interest at 6% per annum. Under the Lease Agreements, Septuagint is also granted full and exclusive authority to sell (or lease) the Vehicles on behalf of the mini-LLCs at such price as Septuagint shall determine in its sole discretion. DePalma II’s management reassessed the accounting for the Lease Agreements and determined it had incorrectly derecognized the Vehicles and accounted for the guaranty agreements as installment sale contracts receivable. As a result, the Company has restated the previously filed financial statements for the fiscal year ended December 31, 2021 to account for the Vehicles as leases pursuant to ASC 840. DePalma II’s management determined the leases to be operating leases as collectability was not deemed reasonably predictable at lease commencement, and therefore recognized the Vehicles on its balance sheet recorded in property and equipment, net.

The Company has revised its disclosure on pages 172, 178 F-107, and F-129 in response to the Staff’s comment and to reflect the above.

Owned Medallions - Fleet and Leasing, page 164

31.

We note you refer to Septuagint as your operating subsidiary. Considering that you do not consolidate Septuagint, please revise to more clearly disclose your relationship with this entity, including the nature and terms of any agreements, the extent of your control over its governance or management, and the identity of the unaffiliated strategic partner that owns the remaining 50%.

Response:

The Company has revised its disclosure on pages 172, 178, F-101 and F-120 in response to the Staff’s comment.

June 30, 2023

Management and Servicing, page 166

32.

We note your disclosure that you rely on your Manager for certain key services related to the operation of your business and that New MAC will enter into a management services agreement with the Manager to continue to provide services after the business combination. Please tell us if you have recognized any expenses in the DePalma financial statements for the cost incurred by the Manager on behalf of DePalma. If not, please tell us how you considered the guidance in ASC 220-10-S99-3. Lastly, please tell us how you considered whether the impact of the management services agreement will be included in your pro forma financial information.

Response:

In response to the Staff’s comment, the Company respectfully advises that, to date, expenses incurred by DePalma have been paid by DePalma. The owners of DePalma (the “Marblegate Funds”) bear their own management fees and to date, the Manager has not charged a separate management fee for DePalma. The requirements of ASC 220-10-S99-3 and management’s determinations are listed below:

•	Question 1: Should the subsidiary’s historical income statements reflect all of the expenses that the parent incurred on its behalf?

Interpretive Response: In general, the staff believes that the historical income statements of a registrant should reflect all of its costs of doing business. Therefore, in specific situations, the staff has required the subsidiary to revise its financial statements to include certain expenses incurred by the parent on its behalf. Examples of such expenses may include, but are not necessarily limited to, the following (income taxes and interest are discussed separately below):

1. Officer and employee salaries,

2. Rent or depreciation,

3. Advertising,

4. Accounting and legal services, and

5. Other selling, general and administrative expenses.

When the subsidiary’s financial statements have been previously reported on by independent accountants and have been used other than for internal purposes, the staff has accepted a presentation that shows income before tax as previously reported, followed by adjustments for expenses not previously allocated, income taxes, and adjusted net income.

DePalma entities are owned by the Marblegate Funds. The Marblegate Funds provide investment management services to their fund investors. None of the management fees incurred by the Marblegate Funds are directly tied to DePalma’s operations. They are tied to portfolio management at Marblegate Fund level for each investor. Upon consummation of the Business Combination, the Company will manage this portfolio on behalf of a different set of investors and at that time, the Manager will charge the Company a management fee. However, such management fee will be charged at the Company level, not at the DePalma level. For the sake of clarity, please note that expenses directly incurred by DePalma are paid by DePalma. The Marblegate Funds do not pay expenses on behalf of DePalma.

June 30, 2023

•	Question 2: How should the amount of expenses incurred on the subsidiary’s behalf by its parent be determined, and what disclosure is required in the financial statements?

Interpretive Response: The staff expects any expenses clearly applicable to the subsidiary to be reflected in its income statements. However, the staff understands that in some situations a reasonable method of allocating common expenses to the subsidiary (e. g., incremental or proportional cost allocation) must be chosen because specific identification of expenses is not practicable.

In these situations, the staff has required an explanation of the allocation method used in the notes to the financial statements along with management’s assertion that the method used is reasonable.

In addition, since agreements with related parties are by definition not at arm’s length and may be changed at any time, the staff has required footnote disclosure, when practicable, of management’s estimate of what the expenses (other than income taxes and interest discussed separately below) would have been on a standalone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity. The disclosure has been presented for each year for which an income statement was required when such basis produced materially different results.

To reiterate the point above, any expenses clearly applicable to the subsidiary should be reflected in the income statements. These expenses are not solely tied to DePalma and therefore, they should not be recognized on the DePalma financial statements.

•	Question 3: What are the staff’s views with respect to the accounting for and disclosure of the subsidiary’s income tax expense?

Interpretive Response: Recently, a number of parent companies have sold interests in subsidiaries, but have retained sufficient ownership interests to permit continued inclusion of the subsidiaries in their consolidated tax returns. The staff believes that it is material to investors to know what the effect on income would have been if the registrant had not been eligible to be included in a consolidated income tax return with its parent.

Some of these subsidiaries have calculated their tax provision on the separate return basis, which the staff believes is the preferable method. Others, however, have used different allocation methods.

When the historical income statements in the filing do not reflect the tax provision on the separate return basis, the staff has required a pro forma income statement for the most recent year and interim period reflecting a tax provision calculated on the separate return basis.FN1

•

FN1 Paragraph 40 of Statement 109 [paragraph 740-10-30-27] states: “The consolidated amount of current and deferred tax expense for a group that files a consolidated tax return shall be allocated among the members of the group when those members issue separate financial statements.... The method adopted... shall be systematic, rational, and consistent with the broad principles established by [Statement 109] [Subtopic 740-10]. A method that allocates current and deferred taxes to members of the group by applying [Statement 109] [Subtopic 740-10] to each member as if it were a separate taxpayer meets those criteria.

June 30, 2023

The DePalma entities are limited liability companies treated as partnerships for tax purposes and therefore, are not subject to federal, state or local income taxes. Taxable income is allocated to the owners of the limited liability companies.

•	Question 4: Should the historical income statements reflect a charge for interest on intercompany debt if no such charge had been previously provided?

Interpretive Response: The staff generally believes that financial statements are more useful to investors if they reflect all costs of doing business, including interest costs. Because of the inherent difficulty in distinguishing the elements of a subsidiary’s capital structure, the staff has not insisted that the historical income statements include an interest charge on intercompany debt if such a charge was not provided in the past, except when debt specifically related to the operations of the subsidiary and previously carried on the parent’s books will henceforth be recorded in the subsidiary’s books. In any case, financing arrangements with the parent must be discussed in a note to the financial statements. In this connection, the staff has taken the position that, where an interest charge on intercompany debt has not been provided, appropriate disclosure would include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is required. The analysis of the intercompany accounts has taken the form of a listing of transactions (e. g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which an income statement was required, reconciled to the intercompany accounts reflected in the balance sheets

Intercompany payables/receivables between the DePalma entities would be eliminated within the reporting entity upon completion of the Business Combination. In addition, as of March 31, 2023, December 31, 2022 and 2021, amounts outstanding due to/from the respective DePalma entities are not significant, and the amounts are intended to be reimbursed in a timely manner.

The Company will own 83.7% of the DePalma entities upon Closing. At the Company level, it is prudent to recognize a management fee from the Manager and a provision for income taxes upon Closing. These adjustments are reflected in the pro forma financial statements.

In response to the Staff’s comment, the revised unaudited pro forma condensed combined statement of operations on page 163 has been revised to include an adjustment for the impact of the Management Services Agreement that shall be executed upon Closing of the Business Combination, assuming the Business Combination occurred on January 1, 2022.

DePalma’s Executive Compensation, page 169

33.

Please provide the executive compensation disclosures required by Item 18(a)(7) of Form S-4 and Item 402 of Regulation S-K. Note that Item 402(m)(1) provides that: “This Item requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph (m)(2) of this Item, and directors covered by paragraph (r) of this Item, by any person for all services rendered in all capacities to the smaller reporting company and its subsidiaries, unless otherwise specifically excluded from disclosure in this Item. All such compensation shall be reported pursuant to this Item, even if also called for by another requirement, including transactions between the smaller reporting company and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.”

June 30, 2023

Response:

The Company has revised its disclosure on page 187 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DePalma, page 170

34.

Please revise to disclose the key terms of the payment holiday for installment sales contracts implemented by DePalma II from February 2020 to April 2022. Specifically, explain how interest was treated on the loans during the payment holiday and the impact it had on your financial results and trends.

Response:

The Company has revised its disclosure on page 191 in response to the Staff’s comment.

Changes in Interest Rates, page 172

35.	Please revise to discuss the ways you may seek to mitigate the impact of increased interest rates on your business and financial results.

Response:

The Company has revised its disclosure on page 189 in response to the Staff’s comment.

Net realized and unrealized gains on investment transactions, page 174

36.

Please revise to provide additional information related to the amount of realized gains recognized each year. For example, discuss the number of transactions each year, the average gain per transaction each year and the underlying reasons for changes and trends. Please make similar revisions related to DePalma II, if material.

Response:

The Company has revised its disclosure on page 195 in response to the Staff’s comment.

37.

Please revise to provide additional information related to the amount of unrealized gains recognized each year. For example, discuss the variability in the inputs that resulted in the change in fair value and the underlying factors that caused the change in the input (e.g. increase in interest rates, increase in fair value of medallions, etc.). Please make similar revisions related to DePalma II if material.

June 30, 2023

Response:

The Company has revised its disclosure on page 195 in response to the Staff’s comment.

Executive Officer and Director Compensation, page 188

38.

We note your disclosure on page 189 that “After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination.” Since this prospectus comprises the materials that will be furnished to your stockholders in connection with the proposed business combination, please update your disclosure accordingly.

Response:

The Company has revised its disclosure on page 214 in response to the Staff’s comment.

Committees of the Board of Directors, page 189

39. We note your disclosure on page 59 that you are exposed to data and cybersecurity risks as a result of your reliance on third-party service providers. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on the board’s leadership structure.

Response:

The Company has revised its disclosure on page 66 in response to the Staff’s comment.

Beneficial Ownership of Securities, page 208

40.	Please provide the natural person(s) who have voting and dispositive control over the shares owned by The Farallon Funds.

Response:

The Company has revised its disclosure on page 234 in response to the Staff’s comment.

DePalma Acquisition I LLC

Report of Independent Registered Public Accounting Firm, page F-24

41.	Noting your disclosure on page 168 that your principal corporate office is located in Connecticut, please tell us why the auditor’s report is issued from the Cayman Islands.

June 30, 2023

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that MAM is the Investment Manager for a number of private funds, of which many are organized in the Cayman Islands. As such, MAM’s management has determined to hire a global accounting firm, Ernst & Young Ltd. (“EY”) to audit MAM’s fund complex, and EY has been the auditor for each of the private funds since their inception and the DePalma Companies beginning in 2020. The DePalma Companies are wholly-owned by these funds and thus, MAM and EY found the addition of the DePalma audits to be a natural extension of the audit relationship.

Note 1. Organization, page F-33

42.	We note your disclosure that the consolidated Trusts were established to issue certificates and notes. Please address the following:

•	Tell us if the Trusts are variable interest entities (VIEs) and provide us financial information for the Trusts for each period presented.

•	Provide us an accounting analysis detailing how you considered whether to consolidate the Trusts. Specifically, tell us how you considered the guidance in ASC 946-810-45.

•	Tell us where the certificates and notes are presented in the Statements of Assets and Liabilities and revise your disclosure as appropriate.

Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Trusts are wholly-owned subsidiaries of DePalma I and are not VIEs. The Trusts are used as an extension of DePalma I’s investment operations and hold certain taxi medallion loans that were acquired to achieve capital appreciation and investment income. Other taxi medallion loans, including any loans that have been restructured by the DePalma Companies, are held directly by DePalma I and are not held in the Trusts. As such, the Company consolidates the Trusts pursuant to the SEC’s IM Guidance Update 2014-11, which suggests that wholly owned subsidiaries that act as an extension of the Investment Company’s investment operations shall be consolidated as the consolidation provides investors with the most meaningful financial presentation in those statements. The Company respectfully advises the Staff that the Trusts are not operating entities that provide services to the investment company, and therefore the guidance in ASC 946-810-45 does not apply in relation to the Trusts. Further, no notes have been issued by the Trusts to date.

Note 2. Significant Accounting Policies, page F-34

43.

We note your disclosure here and similar disclosure in the financial statement notes for Depalma II that both entities follow the accounting and reporting guidance applicable to investment companies in ASC 946. Please address the following for both companies separately unless otherwise noted:

June 30, 2023

•

Please provide us with an accounting analysis detailing how you considered each specific criteria in paragraphs ASC 946-10-15-4 through 15-9 and the Implementation Guidance in ASC 946-10-55 in your assessment of investment company status.

•

Please tell us if your business purpose and substantive activities include realizing capital appreciation. If so, please explain your exit strategy to realize the capital appreciation of your investments. Refer to ASC 946-10-55-7.

•	We note the various activities performed by DePalma I and II, including:

•	negotiating and overseeing the origination, structuring, restructuring and workout of taxi-medallion loans,

•	the foreclosure and repossession of taxi medallions,

•	the redeployment of the medallions over time into the NYC medallion lending market or leasing them to your dedicated taxicab fleet, and

•	its investment and related operating activities with Septuagint.

Please tell us how you considered whether the performance of these diverse activities is consistent with the requirement in ASC 946-10-15-6.a.2 that the only substantive activities of an investment company are investing of investor funds solely for returns from capital appreciation, investment income, or both. We also note disclosure that the Manager evaluates the operating performance of the DePalma Companies’ which suggests that the companies may operating companies.

•

Please tell us how you considered whether DePalma II holding installment sale contracts receivable (i.e. new car loans) and promissory notes receivable, which are not held at fair value, is consistent with the requirement in ASC 946-10-55-4 that an investment company should not have significant assets other than those relating to its investing activities. Additionally, please tell us if you believe holding taxi medallions is considered an investing activity.

•

Please tell us how you considered whether activities performed by DePalma I and II, including foreclosure and obtaining control of taxi medallions and the redeployment of the medallions over time into the NYC medallion lending market or leasing to your dedicated taxicab fleet, are consistent with the requirement in ASC 946-10-15-6.b that the entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Response:

The Company respectfully acknowledges the Staff’s comment, and as addressed below respectfully submits that although not regulated under the Company Act, for the years ended December 31, 2022 and 2021, the DePalma Companies are classified as investment companies for GAAP purposes and follow accounting and reporting guidance in accordance with the Financial Accounting Standards Board (“FASB”) ASC 946.

June 30, 2023

1.	Analysis

The principal purpose of DePalma I and DePalma II (collectively referred to as the “DePalma Companies”) is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry that were acquired to achieve capital appreciation and investment income. Although not regulated under the Company Act, the DePalma Companies are classified as investment companies for Generally Accepted Accounting Principles (“GAAP”) purposes and follow accounting and reporting guidance in accordance with FASB ASC 946.

2.	Fundamental characteristics

An entity that does not have all of the aforementioned fundamental characteristics would not be an investment company. The DePalma Companies possess the fundamental characteristics of an investment company by following these principles:12

(a)

The DePalma Companies’ members raise capital from multiple investors. The DePalma Companies facilitate investment management services through outsourcing them to its Investment Manager, Marblegate Asset Management. As the Investment Manager to the DePalma Companies’ members, Marblegate Asset Management serves the DePalma Companies by making all investment decisions on a day-to-day basis.

(b)

The DePalma Companies’ members have committed to investors the purpose of the member funds and the DePalma Companies is to achieve superior risk-adjusted returns through investing all of its assets in opportunistic investments in the taxi industry, including, but not limited to, loans secured by taxi medallion (DePalma I) and including taxi medallions (DePalma II).

(c)

The sole purpose of the DePalma Companies is to obtain returns from the capital appreciation and investment income generated from their investments in the taxi industry. As it relates to the investment loans held, we plan to realize capital appreciation by purchasing the loans at a discount and receiving payments of full or partial par greater than our cost. In instances, where there are defaults we will take possession of the loan collateral which can be used to earn income or can be sold for capital appreciation. In the case of our investment in medallions, we expect to be able to sell the medallions in the future to earn capital appreciation based on the prices paid for loans that the medallions were originally collateral for.

[12]	An investment company has the following fundamental characteristics:
a.	It is an entity that does both of the following:

1.	Obtains funds from one or more investors and provides the investor(s) with investment management services.

2.	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both

b.

The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

June 30, 2023

The majority of the DePalma Companies’ income is sourced from the capital appreciation of and investment income earned from their investment portfolio.

3.	Typical characteristics

The DePalma Companies have been assessed for typical characteristics of an investment company:13

(a)

Each of the DePalma Companies has more than one investment. DePalma I has an investment in DePalma Acquisition I Grantor Trust and DePalma Acquisition I Grantor Trust II (together, the “Trusts”). These Trusts are wholly owned and consolidated with the ultimate investments being loans collateralized by tax medallions. DePalma II is invested in numerous mini-LLCs, which are wholly owned and consolidated by DePalma II, that hold two taxi medallions each, and has entered into the Septuagint joint venture.

(b)

The DePalma Companies each have more than one investor. There are six separate funds for each which include various third party investors at the respective funds: Marblegate Special Opportunities Master Fund, L.P., Marblegate Strategic Opportunities Master Fund I, LP, Marblegate Partners Master Fund I, L.P., Marblegate Tactical Master Fund I, L.P., Marblegate Cobblestone Master Fund I, LP, and Marblegate Tactical III Master Fund I, L.P are the funds which own DePalma I and Marblegate Special Opportunities Master Fund, L.P., Marblegate Strategic Opportunities Master Fund I, LP, Marblegate Partners Master Fund II, L.P., Marblegate Tactical Master Fund II, L.P., Marblegate Cobblestone Master Fund I, LP, and Marblegate Tactical III Master Fund II, L.P. are the funds which ultimately own DePalma II.

(c)

The DePalma Companies each have six separate funds which collectively own 100% of the DePalma Companies. There is no material common ownership amongst the six Marblegate funds that own the DePalma Companies. While each shares the Marblegate name, the only relation among these entities is that they share the same investment manager, Marblegate Asset Management. Further, there are multiple third party investors within each of these funds which are the ultimate indirect owners of the DePalma Companies.

[13]	See ASC 946-10-15-7, which provides that an investment company also has the following typical characteristics:

a.	It has more than one investment.

b.	It has more than one investor.

c.	It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

d.	It has ownership interests in the form of equity or partnership interests.

e.	It manages substantially all of its investments on a fair value basis.

See also ASC 946-10-15-8, which provides that to be an investment company, an entity shall possess the fundamental characteristics in paragraph 946-10-15-6. Typically, an investment company also has all of the characteristics in the preceding paragraph. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

June 30, 2023

(d)	The DePalma Companies are organized as limited liability companies and the ownership interests are in the form of equity units.

(e)

Performance of investments is evaluated on a fair value basis. Additionally, while management fees are not charged to the DePalma Companies, both management fees and incentive allocations are charged in the funds that own the DePalma Companies and those fees are based on the fair value of assets. As such, it is the Company’s view that the DePalma Companies manage their assets on a fair value basis.

Given that the DePalma Companies meet all five of the typical characteristics of an investment company, the Company believes that the DePalma Companies meet the definition of investment companies in accordance with ASC 946.

4.	Reporting Requirements for Investment Companies

The DePalma Companies are considered nonregistered investment companies, as they fit the criteria to be investment companies but are not registered with the SEC. They should present financial statements and financial highlights per FASB guidance ASC 946-205-45-,14as follows:

(a)

A statement of assets and liabilities with a schedule of investments or a statement of net assets, which includes a schedule of investments therein, as of the close of the latest period. At a minimum, a condensed schedule of investments (as discussed in paragraphs 946-210-50-4 through 50-10) should be provided for each statement of assets and liabilities.

(b)	A statement of operations for the latest period:

(i)

As described in ASC 946-220-45-1, the objective of the statement of operations is to present the increase or decrease in net assets resulting from all the company’s investment activities, by reporting investment income from dividends, interest, and other income less expenses, the amounts of realized gains or losses from investment and foreign currency transactions, and changes in unrealized appreciation or depreciation of investments and foreign currency-denominated assets and liabilities for the period. That format helps the user understand the contribution of each aspect of investment activity to the company’s overall operations.

(c)	A statement of cash flows for the latest period (if not exempted by Subtopic 230-10):

(i)	The Trusts are not exempt from providing a statement of cash flows per ASC 230-10-15-3, as they carry investments which fall under the Level 3 fair value hierarchy.

(d)	A statement of changes in net assets for the latest period:

[14]

See ASC 946-205-45-1. The overall objective of financial statements, including financial highlights, of investment companies is to present net assets, results of operations, changes in net assets, and financial highlights resulting from investment activities and, if applicable, from capital share transactions. In reporting to shareholders, investment companies and investment companies registered with the Securities and Exchange Commission (SEC) shall present financial statements and financial highlights as follows.

June 30, 2023

(i)

ASC 946-205-45-3 states that the statement of changes in net assets summarizes results from operations, net equalization credits or debits, dividends and distributions to shareholders, capital share transactions, and capital contributions.

(e)

Performance of investments is evaluated on a fair value basis. Additionally, while management fees are not charged to the DePalma Companies, both management fees and incentive allocations are charged in the funds that own the DePalma Companies and those fees are based on the fair value of assets. As such, the Company has concluded that the DePalma Companies manage their assets on a fair value basis.

In accordance with ASC 946-10-15-8, an entity shall possess the fundamental characteristics in paragraph ASC 946-10-15-6 and typically has all of the characteristics in paragraph ASC 946-10-15-7. Given that the DePalma Companies meet all three of the fundamental characteristics in ASC 946-10-15-6 and all five of the typical characteristics laid out in ASC 946-10-15-7, the Company concludes that the DePalma Companies meet the definition of investment companies in accordance with ASC 946.

With respect to ASC 946-10-55-4, the Company also considered the following activities to determine if any represent substantive activities of the DePalma Companies that do not represent investing activities:

•	negotiating and overseeing the origination, structuring, restructuring and workout of taxi-medallion loans,

•	the foreclosure and repossession of taxi medallions,

•	the redeployment of the medallions over time into the NYC medallion lending market or leasing them, and

•	its investment and related operating activities with Septuagint.

DePalma II previously entered into a non-controlling joint venture with a third party and formed Septuagint for the purpose of operating and servicing each party’s taxicab medallions. Septuagint is a fully functioning Medallion Leasing Agent and Taxi Fleet operating company, licensed by the New York City Taxi and Limousine Commission as an agent/broker for managing New York City taxi medallions. Historically, income from leasing the Owned Medallions has been immaterial to both DePalma I and DePalma II. DePalma II enters into Lease Agreements with Septuagint, whereby DePalma II leases Medallions to Septuagint. Pursuant to the Lease Agreement, Septuagint is granted the exclusive right to operate or sublease the Medallions and related Vehicles owned by DePalma II. The monthly rental payments for the leases of the Medallions are $1,500 per medallion. Septuagint is separately obligated to pay for the Vehicles under various guaranty agreements, pursuant to which it guaranteed the promissory notes executed by the mini-LLCs, as borrower, in favor of DePalma II, as lender, in connection with the purchase of the Vehicles by the mini-LLCs funded by DePalma II, which accrues interest at 6% per annum. Under the Lease Agreements, Septuagint is granted full and exclusive authority to sell (or lease) the Vehicles on behalf of the mini-LLCs at such price as Septuagint shall determine in its sole discretion.

DePalma II possesses 50% of both the voting shares and the Board composition of Septuagint. All major decisions and commitments of Septuagint require approval through the unanimous consent of its members, which does not give DePalma II voting control. Given that Septuagint was determined not to be consolidated with DePalma II, DePalma II’s investment and related activities with Septuagint are not determined to be operating activities of DePalma II. In addition, these activities (i.e., redeployment and leasing of medallions) are considered to be performed by Septuagint and not activities of DePalma II.

June 30, 2023

In addition, the DePalma Companies considered their activities of foreclosure and repossession of taxi medallions. In situations where the DePalma Companies foreclose on and repossess taxi medallions, the DePalma Companies will take possession of the loan collateral which shall be sold for capital appreciation in the future. There are no further activities the DePalma Companies undertake (i.e., leasing repossessed taxi medallion) that would indicate operating (non-investing) activities in a material way relative to the overall performance of the DePalma Companies.

In addition, the assets of the DePalma Companies are substantially all classified as investments at fair value. The remaining assets and liabilities consist of immaterial balances within accrued expenses, due to/from affiliates, property and equipment, as well as a service fee payable.

Based on the above, management determined that the DePalma Companies do not have any substantive activities other than investing activities.

With respect to ASC 946-10-55-7, the sole purpose of the DePalma Companies is to obtain returns from the capital appreciation and investment income generated from their investments in the taxi industry. This has been included in historical financial statements which are prepared and circulated to each of the six funds that hold an ownership interest in the DePalma Companies.

The promissory notes that the Company holds through DePalma II as investments are intended to be held to maturity as the Company collects interest income (consistent with its investment strategy), which represents the Company’s exit strategy for such an investment. However, in situations where the DePalma Companies foreclose on and repossess taxi medallions as a result of continued nonperformance and defaults, the DePalma Companies will take possession of the loan collateral which shall be sold for capital appreciation. For taxi medallions that are not repossessed through foreclosure, the Company continues to assess their market value for situations where taxi medallions can be sold for a gain, evidencing their exit strategy to realize capital appreciation.

The above fact pattern serves as an additional indicator that the DePalma Companies are investment companies under ASC 946. Please note that we have updated the disclosure in the financial statements in the Assessment as an Investment Company sections on pages F-61 and F-82 to remove language about operating performance, for the sake of clarity.

DePalma II’s management reassessed the accounting for the Lease Agreements and determined it had incorrectly derecognized the Vehicles and accounted for the guaranty agreements as installment sale contracts receivable. As a result, the Company has restated the previously filed financial statements for the fiscal year ended December 31, 2021 to account for the Vehicles as leases pursuant to ASC 840 and no longer recognize installment sale contracts receivable in its consolidated financial statements. Upon transition to ASC 842 on January 1, 2022, DePalma II reassessed the lease classification of all existing leases, however as collectibility of lease payments was not determined to be probable at transition through December 31, 2022, DePalma II continued to recognize the underlying Vehicles within property and equipment.

As of December 31, 2022 and 2021, the Vehicles comprised approximately 2% of its total assets and therefore, it was concluded the Vehicles do not represent significant assets of DePalma II.

June 30, 2023

Investment Transactions, page F-35

44.

We note your disclosure that realized gains and losses from investment transactions are generally recorded on an average cost basis. Please tell us why you do not use the specific identification method considering that each loan has a specific Loan ID.

Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the loans that were purchased in three separate portfolio transactions. In accordance with ASC 946-320-40-1, the cost of investment securities held in the portfolio of an investment company and the net realized gains and losses thereon shall be determined on the specific identification or average-cost methods. The Company chose the average cost method and applied this guidance given that the loans were purchased in the aggregate. The risk assessment of the pool of loans was performed in the aggregate as the underlying medallion collateral was the primary driver of value for each portfolio purchase.

June 30, 2023

Valuation of Investments, page F-35

45.

Please tell us how you considered whether MRP+ loans and Non-MRP+ loans are separate classes of assets for fair value disclosure purposes. If you believe they are a single class, please tell us how you considered the apparent significantly different risks and sources of cash flows of each type of loan noting your disclosure that substantially all non-MRP+ loans are in default and non-performing. Also, tell us if you used different valuation techniques for MRP+ and Non-MRP+ loans and how you considered this fact in your determination. Refer to ASC 820-10-50-2 for guidance.

Response:

The Company acknowledges the Staff’s comment. Please note that there were no loans in the MRP+ in the fiscal year ended December 31, 2021, as the program was not rolled out in that year. The valuation techniques used in 2021 considered the probability of particular loans participating in the program. In the fiscal year ended December 31, 2022, the Company separately valued the MRP+ and Non-MRP+ Loans. The Company respectfully advises the Staff that the income approach is used to value MRP+ Loan cash flows and the market approach is used to estimate a fair value of medallions for Owned Medallions and non-performing loans. The income approach for MRP+ loan cash flows utilized discount rates and other inputs that management believes reflect the risks associated with the implementation and performance of the MRP+ loans. The market approach for Non-MRP+ Loans reflected the primary source of value being recovery values based on a variety of observations of value for NYC taxicab medallions.

ASC 820-10-50-2 states the following:

A reporting entity shall determine appropriate classes of assets and liabilities on the basis of the following:

a. The nature, characteristics, and risks of the asset or liability

b. The level of the fair value hierarchy within which the fair value measurement is categorized.

In the fiscal year ended December 31, 2021, the loans all carried similar risks, given that the MRP+ was not in effect. However, the knowledge of a potential future MRP+ was used as an input in the valuation of the loans and management weighted the valuation based on expected participation in the plan. In the fiscal year ended December 31, 2022, there was certainty around the program and the valuation classes were split. The basis for the split of classes is that MRP+ Loans are anticipated to have a steady stream of cash flows, while Non-MRP+ Loans are anticipated to have a higher level of risk that the loans will not be paid back, ultimately resulting in foreclosure on the loan collateral (medallions).

June 30, 2023

46.

We note your disclosure that for the taxi medallion loan portfolio, a valuation methodology consistent with the income approach (value indicated by the present value of current market expectations about future cash flows or earnings) in conjunction with the market approach (value is indicated by prices or other relevant information reflective of medallion market transactions) is utilized for estimating fair value. Please address the following:

•	Please revise to provide more specificity regarding the valuation technique used related to the market approach.

•

Please revise to provide more specificity regarding how the indications of fair value observed by both valuation techniques are considered and how the point within the range of fair value is selected as being most representative of the fair value in the circumstances.

•	Please revise to discuss how capitalization rate is calculated and used as an input in the valuation technique to measure fair value of a loan.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-87 and F-88 in response to the Staff’s comment. The Company respectfully advises the Staff the market approach considers the following market data: (1) the amount per medallion that was backstopped by the city of New York per the MRP+, (2) twelve month trailing transfer prices pre-COVID 19 pandemic, (3) DePalma I 2021 restructuring deals, (4) DePalma I 2020 restructuring deals, (5) a series of trailing transfer prices as of the valuation date (12 month, 6 month, and 3 month) and (6) the purchase prices of DePalma I’s various medallion loan portfolio acquisitions. The aforementioned trailing transfer prices are calculated from monthly medallion transfer data published via the New York City Taxi and Limousine Commission on the nyc.gov website.

The income approach is used to value MRP+ Loan cash flows and the market approach is used to estimate a fair value of medallions for Owned Medallions and non-performing medallions. The value of these cohorts is then added together (sum of parts analysis) in the buildup to total portfolio value at DePalma I. This is not a situation where one cohort is valued by both the income and market approaches and a weighting (such as 50%/50%) is applied. The point within the range selected as being most representative of fair value is the mid of the high and low range.

In addition, the Company notes that capitalization rate has historically been used as an internal reasonableness test to support the fair value measurement outputs resulting from the market and/or income approaches, as opposed to a direct input into the valuations reported with financial statements. The Company has revised its disclosures on pages F-87, F-88, and F-128 to remove reference to capitalization rate as an unobservable input into its Level 3 fair value measurements.

June 30, 2023

Note 3. Fair Value Measurements, page F-36

47.	Please revise the tables on page F-38 to also disclose the valuation technique related to each unobservable input.

Response:

The Company has revised the tables on page F-87 and F-88 in response to the Staff’s comment.

48.	Please revise to separately disclose the amount of repayments and distributions in the reconciliations on the top of page F-38.

Response:

The Company has revised the reconciliations on page F-87 in response to the Staff’s comment.

49.	Please revise to discuss what distributions of investments represent.

Response:

The Company has revised the disclosure on page F-87 and F-89 in response to the Staff’s comment.

Note 4. Risk Management, page F-39

50.	Please revise to separately disclose the carrying value of loan assignments and participations at period end and clarify your accounting policies.

Response:

The Company has revised the disclosure on page F-91 in response to the Staff’s comment to note that as of the end of each year noted, all loans were held on assignment.

DePalma Acquisition II LLC

Consolidated Statements of Cash Flows, page F-47

51.	Please tell us the authoritative guidance you considered to present cash flows related to installment sale contracts receivable and promissory notes receivable as operating activities.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that after further analysis by the Company’s management, the Company has determined to restate the previously filed financial statements for the fiscal year ended December 31, 2021. As a result, DePalma II’s management determined the promissory notes receivable shall be considered investments at fair value and no longer recognizes installment sale contracts receivable in its consolidated financial statements. As previously discussed in the response to Comment 30, DePalma II’s management reassessed the accounting for the Lease Agreements and determined it had incorrectly derecognized the Vehicles and accounted for the guaranty agreements as installment sale contracts receivable. DePalma II’s management determined purchases of investments, including promissory notes, and purchases of vehicles are most appropriately presented as operating activities on the consolidated statements of cash flows of DePalma II consistent with DePalma II’s reporting status as an investment company under GAAP. Although purchases of property and equipment, such as vehicles, are generally investing activities on statements of cash flows, the Company notes that it does not invest in vehicles for the purpose of deploying vehicles and directly providing taxicab services, but rather invests and leases the vehicles to Septuagint ultimately to realize capital appreciation and investment income generated from their investments in Septuagint.

The Company has revised its disclosure on pages F-117 in response to the Staff’s comment and to reflect the above.

June 30, 2023

Investment in Septuagint, page F-50

52.

Please provide us your accounting analysis detailing how you considered whether you were required to consolidate Septuagint. Please tell us how you considered your right to exercise governance control in your determination and clarify for us the governance control rights you have. Please refer to ASC 946-810 for guidance.

Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that DePalma II has 50% of the ownership of the voting shares and 50% of the Board composition of Septuagint. All major decisions and commitments of Septuagint require unanimous approval of its members which does not give DePalma II the current right to exercise governance control. As the DePalma Companies are considered investment companies, the Company evaluated ASC 810-10-15-12-d which provides that an investment company within the scope of ASC 946 shall not consolidate an investee that is not an investment company, except as discussed in ASC 946-810-45-3, if the investment company has an investment in an operating entity that provides investment related services to the investment company, and the investment company has a controlling financial interest, the investment company should consolidate that investee rather than measuring at fair value. Management evaluated the nature of Septuagint’s business and services provided to DePalma II under ASC-946-810-45-3 below, and determined that it is not providing investment related services.

Septuagint has an arrangement with DePalma II and separate arrangements with the taxicab drivers. Under the Lease Agreements, Septuagint has agreed to pay DePalma II a monthly fixed rate for use of each of their medallions and vehicles. Separately, Septuagint has the right to go to the market with these vehicles and medallions and negotiate installment sales or leasing arrangements with the drivers. For the avoidance of doubt, Septuagint is bound to pay DePalma II for the fixed arrangement, regardless of its ability to enter into a separate arrangement with a driver. Septuagint’s business model is to profit off the difference between its arrangements with the drivers at market rates versus its fixed rate arrangement with DePalma II. DePalma’s management made a determination to invest in Septuagint based on management’s assessment of the likelihood of recognizing a future potential gain.

While Septuagint does provide certain services to the DePalma Companies, ASC 946-810-45-3 focuses on the purpose of the investment. For the DePalma Companies, the purpose of the investment in Septuagint is not for them to provide such services but rather to earn capital appreciation on its investment in Septuagint, as noted above.

ASC 946-10-55-5 clarifies that an investment company may provide substantive investing-related services, directly or indirectly through an investment in an entity that provides those services, if the substantive services are provided to the investment company only. Septuagint is not bound to providing services exclusively to DePalma II and the mini-LLCs. Septuagint is free to (and encouraged to) service other vehicles and medallions and can do so for QML or other medallion owners.

As Septuagint is an operating company, with accounting treatment dissimilar to that of an investment company, consolidation would combine inconsistent methods of accounting which would be counterintuitive to the readers of DePalma financial statements, who are investors for the purposes of realizing investment income and capital gains.

DePalma further evaluated its relationship with Septuagint pursuant to the consolidation requirements and variable interest model of ASC 810 to determine if it has a controlling financial interest in Septuagint. DePalma determined that Septuagint does meet the criteria of a VIE pursuant to ASC 810, however DePalma has not been determined to be the primary beneficiary of Septuagint based on a conclusion of shared power between DePalma and KE regarding the activities that most significantly impacts the economic performance of Septuagint. As such, the Management determined that DePalma does not have a controlling financial interest in Septuagint since inception and therefore Septuagint should not be consolidated with DePalma’s financial statements. DePalma will continue to monitor its relationship with Septuagint for changes in facts and circumstances that could affect DePalma’s consolidation requirements.

June 30, 2023

53.

Please revise to disclose how you account for your 50% equity interest in Septuagint. If you use the equity method, please tell us where your equity method income is presented in your statements of operations and disclose the information required by ASC 323-10-50. Please refer to ASC 946-323 for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that DePalma II’s management has concluded that DePalma II met the criteria to be considered an investment company. In making its determination to account for its 50% equity interest in Septuagint, management evaluated ASC 946-323-45-1 and ASC 946-323-45-2 which provide that use of the equity method by an investment company is not appropriate and should instead be measured at fair value, except when the investee provides services to the investment company. As discussed in the response to #52 above, Septuagint can provide services to the DePalma Companies as well as third parties, though Septuagint’s primary purpose is servicing taxicab medallions and vehicles with taxicab drivers. Septuagint’s income from leasing and sales activity are separate and apart from its arrangement with DePalma. DePalma’s management made a determination to invest in Septuagint based on management’s assessment of the likelihood of recognizing a future potential gain. Based on the nature of Septuagint’s services and in consideration that the equity method of accounting is typically not appropriate for an investment company, DePalma considered whether it was eligible to account for its 50% equity interest in Septuagint using the ‘fair value option’ provided by ASC 825-10. ASC 825-10 provides that equity method investments are generally eligible for the fair value option as they represent recognized financial assets. If the fair value option is elected, the election is irrevocable and all subsequent changes in fair value are reported in earnings. In addition, all of the investor’s eligible interests in the investee, including but not limited to debt and equity interests, are required to be measured at fair value. DePalma determined it is not precluded from electing the fair value option of accounting for its investment in Septuagint and has elected to apply the fair value option to its investment in Septuagint at inception.

54.

Please tell us how you considered if Septuagint meets the definition of an affiliate and related party. If so, please disclosure all the information required by ASC 850 and Rule 4-08(k) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that DePalma II’s management considered the relationship with Septuagint to be an affiliated entity that requires disclosure as a related party transaction. As DePalma II has 50% ownership of the voting securities and 50% of the board composition, it has met the definitions of an affiliate under 850-10-20. As such, the disclosures on pages F-101 have been included to meet the requirements of ASC 850 and Rule 4-08(k) of Regulation S-X.

Note 1. Organization, page F-50

55.	We note your disclosure that DePalma II invested in numerous wholly owned limited liability companies (“mini-LLCs”) and the mini-LLCs have been consolidated. Please address the following:

•	Tell us if the mini-LLC’s are VIEs and provide us financial information for the mini-LLCs for each period presented.

June 30, 2023

•	Provide us an accounting analysis detailing how you considered whether to consolidate the mini-LLCs. Specifically, tell us how you considered the guidance in ASC 946-810-45.

Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the mini-LLCs are wholly owned subsidiaries of DePalma II and are not VIEs. The mini-LLCs are used as an extension of DePalma II’s investment operations and are formed to hold Owned Medallions as is common in the NYC taxi industry. As such, DePalma II consolidates the mini-LLCs pursuant to the SEC’s IM Guidance Update 2014-11, which suggests that wholly owned subsidiaries that act as an extension of the investment company’s investment operations shall be consolidated as the consolidation provides investors with the most meaningful financial presentation in those statements. The Company further advises that the mini-LLCs are not operating entities that provide services to the investment company, and therefore the guidance in ASC 946-810-45 does not apply in relation to the mini-LLCs.

Note 2. Significant Accounting Policies, page F-51

56.	We note you recognized $5.1 million in installment sale contracts receivable at December 31, 2021. Please address the following:

•	Please revise to disclose your accounting policies related to your installment sale contracts receivable.

•	If you account for them in accordance with ASC 310, please tell us why you do not recognize an allowance for credit losses. Please disclose the information required by ASC 310-50 and ASC 320-50.

•

Noting your disclosure that DePalma II implemented a payment holiday beginning February 2020 which lasted through April 30, 2022, please tell us how you considered whether the receivables were in the scope of ASC 310-40.

•

Please tell us how you considered if the loans should be considered investments from an Investment Company perspective. If they are not considered investments and measured at fair value, please tell us why loans held by DePalma I are considered investments.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that after further analysis by the Company’s management, the Company has determined to restate the previously filed financial statements for the fiscal year ended December 31, 2021 and no longer recognizes installment sale contracts receivable in its consolidated financial statements. As previously discussed in the response to Comment 30, DePalma II’s management reassessed the accounting for the Lease Agreements and determined it had incorrectly derecognized the Vehicles and accounted for the guaranty agreements as installment sale contracts receivable.

June 30, 2023

The Company has revised the disclosure on page F-116 in response to the Staff’s comment and to reflect the above.

Given that the Company determined the installment sale contracts will no longer be recognized on the consolidated financial statements, the information requested relating to ASC 310 was determined not to be applicable.

Note 3. Fair Value Measurements, page F-53

57.	Please revise the tables on page F-55 to also disclose the valuation technique related to each unobservable input.

Response:

The Company has revised its disclosure on page F-128 in response to the Staff’s comment.

58.

Please revise to disclose the low and high price of a taxi medallion as of December 31, 2020, or revise to clarify why you disclose “N/A”. Also, please tell us why market medallion price was not an unobservable input in the measurement of taxi medallions as of December 31, 2021, or revise as appropriate. Please make similar revisions to the corresponding disclosure for DePalma I on page F-38.

Response:

The Company has revised its disclosure on page 128 in response to the Staff’s comment.

Valuation of Investments, page F-53

59.	Please revise to discuss how capitalization rate is calculated and used as an input in the valuation technique to measure the fair value of a taxi medallion.

June 30, 2023

Response:

The Company respectfully acknowledges the Staff’s comment and notes that capitalization rate has historically been used as an internal reasonableness test to support the fair value measurement outputs resulting from the market and/or income approaches, as opposed to a direct input into the valuations reported with financial statements. The Company has revised its disclosures on page F-128 to remove reference to capitalization rate as an unobservable input into its Level 3 fair value measurements.

Note 7. Risk Management, page F-56

60.

We note your disclosure that DePalma II relies heavily on Field Point Servicing, LLC for most of the day-to-day servicing of the taxi medallion loans collateral. Please revise to clarify the relevance of this disclosure considering that DePalma II does not recognize any taxi medallion loans on the financial statements.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-89 and F-131 to clarify that Field Point Servicing, LLC provides day-to-day servicing of the taxi medallions.

Note 9. Related Party Transactions, page F-57

61.

We note your disclosure in Note 5 that Septuagint, as agent on behalf of the mini-LLCs, enters into installment sales contracts with taxi drivers. We also note your disclosure here that Septuagint remits payments to DePalma II on the installment sale contracts and that there were no payments made by Septuagint for the installment sales contracts during the year ended December 31, 2021. Please tell us in detail and revise to clarify if no payments were made by Septuagint because no loan payments were made by taxi drivers or because Septuagint failed to remit the payments. Please clarify the impact of this on your financial statements.

Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that DePalma II allowed Septuagint to not make payments on the promissory notes as the after effects of COVID-19 required us to provide flexibility in receipt of payments as the industry was rebounding and driver lease payments were increasing from pandemic-era lows. Some drivers exited their installment sales contracts with Septuagint and those medallions and cars were repurposed and leased to new drivers, often under different arrangements. During this period in which Septuagint struggled to receive payment from drivers, Septuagint was not generating positive cash flow and was not profitable. As such, DePalma II determined, based on an assessment of Septuagint’s creditworthiness and uncertainty of ability to generate positive cash flows from operations, most notably due to the impact of COVID-19 on the operations of Septuagint, that the fair value of both the Working Capital Note and equity investment in Septuagint to be zero, and DePalma II recorded unrealized losses on these investments as applicable. The fair value of these investments will continue to be evaluated based on the facts and circumstances at each reporting period. Additionally, as noted within other comment responses, DePalma II’s management reassessed the accounting for the Lease Agreements and determined it had incorrectly derecognized the Vehicles and accounted for the guaranty agreements as installment sale contracts receivable. As a result, the Company has restated the previously filed financial statements for the fiscal year ended December 31, 2021 to account for the Vehicles as leases pursuant to ASC 840 and no longer recognize installment sale contracts receivable in its consolidated financial statements. Based on an assessment of collectibility of these leases pursuant to ASC 840 DePalma II’s management determined the collection of lease payments was not reasonably predictable, primarily based on an assessment of Septuagint’s creditworthiness and uncertainty of ability to generate positive cash flows from operations, most notably due to the impact of COVID-19 on the operations of Septuagint, and therefore determined these leases should be accounted for as operating leases pursuant to ASC 840 and the underlying leased asset vehicles should not be derecognized from its consolidated statement of assets and liabilities. Upon transition to ASC 842 on January 1, 2022, DePalma II reassessed the lease classification of all existing leases and determined these leases meet the criterion to be accounted for as sales-type leases, however as collectibility of lease payments was not determined to be probable at transition through December 31, 2022, DePalma II continued to recognize the underlying Vehicles within property and equipment pursuant to the guidance of ASC 842. DePalma II will continue to assess the collectibility of Vehicle lease payments which, if deemed collectible, could affect the presentation of DePalma II’s taxicab vehicles and related leases. After the payment holiday ended, DePalma II began receiving lease payments. As of December 31, 2022, DePalma II received lease payments totaling $1,248,481, which are recorded as a deposit liability in the consolidated statements of assets and liabilities until the applicable leases are subsequently deemed collectible, pursuant to sales-type lease accounting under ASC 842.

62.

Please provide us all the facts and circumstances related to the process to originate an installment sales contract focusing on Septuagint’s role in the process. Specifically, detail the legal rights and obligations of Septuagint, who the legal creditor is with the taxi driver and who the legal counter-party is with DePalma II. Please discuss Septuagint’s obligations related to collecting and remitting taxi driver loan payments.

June 30, 2023

Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it has revised the disclosure on page F-129 in response to the Staff’s comment. These promissory note agreements are made between DePalma II and numerous wholly owned mini-LLCs to provide the mini-LLCs with funding to purchase vehicles. In addition to the promissory note agreements, DePalma II enters into a guaranty agreement with Septuagint that names Septuagint as the guarantor of the promissory notes between DePalma II and the mini-LLCs. The guaranty agreement notes that Septuagint “absolutely, unconditionally and irrevocably guarantees” to DePalma II, its successor and assigns, the full and prompt payment and performance of all present and future obligations of the mini-LLCs to DePalma II under the promissory note agreements. The mini-LLCs enter into medallion owner lease agreements with Septuagint, whereby the mini-LLCs grant Septuagint the exclusive right to operate or sublease taxicab vehicles owned by the mini-LLCs. Septuagint is obligated to pay for the Vehicles under the various Guaranty Agreements. Septuagint is granted full and exclusive authority to sell (or lease) the Vehicles on behalf of the mini-LLCs at such price as Septuagint shall determine in its sole discretion. The mini LLCs retain ownership interest in the medallions and taxicab vehicles throughout the contractual term, unless otherwise agreed upon. These arrangements have been determined to be leases of vehicles between DePalma II and Septuagint pursuant to ASC 840 and ASC 842. Septuagint also enters into Lease Agreements to lease taxi medallions from the mini-LLCs that Septuagint then leases in conjunction with vehicles to individual taxi drivers through Installment Sales Contracts or lease agreements, as applicable. Septuagint has the exclusive right to negotiate and execute vehicle Installment Sales Contracts with taxi drivers at terms and conditions to which it deems appropriate in the market. Additionally, Septuagint has the obligation to collect taxi driver loan payments. Although Septuagint has the right to enter into vehicle Installment Sales Contracts, legal title of each vehicle remains with the mini-LLCs until the completion of an Installment Sales Contract between Septuagint and a driver/buyer. The legal creditor to a vehicle Installment Sales Contract is Septuagint.

*        *        *         *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely, Brandon J. Bortner of PAUL HASTINGS LLP

BJB